Mail Stop 7010


November 2, 2005


Via U.S. mail and facsimile

Mr. Enrique Cibie
Chief Executive Officer
Masisa S.A.
900 Circle Seventy-five Parkway, Suite 720
Marietta, GA 30339

Re: 	Masisa S.A.
Amendment No. 2 to Registration Statement on Form F-1
Filed October 24, 2005
File No. 333-128694

Dear Mr. Cibie:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We read your response to comment eight of our letter dated
October
17, 2005.  Please disclose this response in your filing.

Principal Shareholders, page 162

2. We read your response to comment 30 of our letter dated October 17, 2005 and reissue the comment. In this regard, we note that it appears that VIVA Finance controls each of the selling security holders. Please use Rule 13d-3 by analogy to make the determination.

Material Chilean Tax Consequences, page 185

3. We note the disclosure in the first bullet of the fourth paragraph that the opinion is based on the laws in effect on the date of the registration statement. The legal opinion must speak through the effective date of your registration statement. Please revise accordingly.

Underwriting, page 192

4. We read your response to comment 39 of our letter dated October 17, 2005. Please revise the invitation to potential syndicate members to require them to confirm that there have been no material changes to their procedures since they were approved by the staff.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard M. Kosnik, Esq.
Jones Day
222 East 41st Street
New York, NY 10017

Mr. Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
??

??

??

??

Mr. Enrique Cibie
Masisa S.A.
November 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE